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                               October 18, 2023

       Rejji P. Hayes
       Executive Vice President and Chief Financial Officer
       Consumers Energy Company
       One Energy Plaza
       Jackson, Michigan 49201

                                                        Re: Consumers Energy
Company
                                                            Consumers 2023
Securitization Funding LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed September 22,
2023
                                                            File Nos.
333-274648 and 333-274648-01

       Dear Rejji P. Hayes:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form SF-1

       Form of Prospectus
       Security for the Bonds
       Pledge of Collateral, page 84

   1. We note that, in addition to the securitization property, the collection account and all of its subaccounts will also
secure the bonds, including all    cash, instruments, investment
                                                        property or other
assets on deposit therein or credited thereto     and all financial assets
                                                        and securities
entitlements carried therein or credited thereto.    Please confirm that none
                                                        of the underlying
collateral will consist of securities for purposes of Rule 190 under the
                                                        Securities Act.
 Rejji P. Hayes
Consumers Energy Company
October 18, 2023
Page 2
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-3

2. We note that throughout the registration statement you refer to the intercreditor agreement to be entered into upon or prior to the issuance of the bonds. However, your list of exhibits does not include a form of intercreditor agreement. Please file a form of intercreditor agreement as an exhibit to your registration statement.
3.       Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any other questions.



FirstName LastNameRejji P. Hayes                              Sincerely,
Comapany NameConsumers Energy Company
                                                              Division of
Corporation Finance
October 18, 2023 Page 2                                       Office of
Structured Finance
FirstName LastName